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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        COMMISSION FILE NUMBER (2-20910)

                           NOTIFICATION OF LATE FILING




(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR

      For Period Ended:  March 31, 2001

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

For the Transition Period Ended:________

Read Instruction (on back page) before preparing form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

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Full Name of Registrant:  TruServ Corporation

Former Name if Applicable:  N/A

Address of Principal Executive Office  (Street and Number)

         8600 West Bryn Mawr Avenue

         (City, State and Zip Code)

         Chicago, Illinois 60631-3505





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                        PART II - RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Form 10-Q for the quarter ended March 31, 2001 was not timely filed. The Registrant has not yet been able to file its annual report on Form 10-K for the year ended December 31, 2000. The Registrant cannot file the quarterly report until it is able to file the delinquent annual report. The Registrant intends to file the quarterly report on or about the time it files the delinquent Form 10-K for the year ended December 31, 2000.


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                           PART IV - OTHER INFORMATION

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(1)       Name and telephone number of person to contact in regard to this notification

      Pamela Forbes Lieberman          773                        695-5343
            (Name)                 (Area Code)               (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

          [ ] Yes  [X] No
          Annual Report on Form 10-K for the period ended December 31, 2000

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X] Yes  [ ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant expects to report a loss of $13,936,000 for the quarter ended March 31, 2001, as compared to a loss of $8,924,000 reported for the quarter ended April 1, 2000. The Registrant attributes this result primarily to the reduction in handled sales (stock and relay shipments) of approximately $39.6 million, with 67% of this reduction due to lost stores and the remaining reduction occurred in same store sales. Additionally, the company had a decline in sales of $306.2 million due to the sale of the Lumber and Building Materials business to Builder Marts of America, Inc. in December 2000, which had minimal impact on the net loss. The company partially offset the gross margin impact from the decrease in sales by reducing logistics and manufacturing and SG&A (Selling, General and Administrative) expenses through a consolidation of the distribution network and a reduction of corporate staff overhead.

                               TruServ Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 12, 2001                      By: /s/Pamela Forbes Lieberman
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                                          Name:  Pamela Forbes Lieberman
                                          Title: Senior Vice President,
                                          Chief  Operating Officer and
                                                 Chief Financial Officer